Exhibit 12
EL PASO CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(DOLLARS IN MILLIONS)

	2003	2004	2005	2006	2007
Earnings
Pre-tax income (loss) from continuing operations	$(1,392)	$(1,148)	$(837)	$522	$658
Minority interests in consolidated subsidiaries	54	62	11	1	6
(Income) from equity investees	(293)	(479)	(281)	(145)	(101)

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries and (income) loss from equity investees	(1,631)	(1,565)	(1,107)	378	563
Fixed charges	1,907	1,743	1,441	1,354	1,074
Distributed income of equity investees	291	260	209	139	189
Capitalized interest	(38)	(41)	(45)	(45)	(51)
Preferred returns on consolidated subsidiaries	(54)	(76)	(11)	(1)	(6)

Total earnings available for fixed charges	$475	$321	$487	$1,825	$1,769

Fixed charges
Interest and debt expense	$1,822	$1,640	$1,413	$1,340	$1,055
Interest component of rent	31	27	17	13	13
Preferred returns on consolidated subsidiaries	54	76	11	1	6

Total fixed charges	$1,907	$1,743	$1,441	$1,354	$1,074

Ratio of earnings to fixed charges (1)	—	—	—	1.35	1.65

Fixed charges
Interest and debt expense	$1,822	$1,640	$1,413	$1,340	$1,055
Interest component of rent	31	27	17	13	13
Preferred returns on consolidated subsidiaries	54	76	11	1	6
Preferred stock dividend of parent	—	—	27	36	56

Total fixed charges and preferred stock dividend	$1,907	$1,743	$1,468	$1,390	$1,130

Ratio of earnings to combined fixed charges and preferred stock dividends (2)	—	—	—	1.31	1.57

(1)	Earnings for the years ended December 31, 2003, 2004 and 2005 were inadequate to cover fixed charges by $1,432 million, $1,422 million, and $954 million, respectively.

(2)	Earnings for the years ended December 31, 2003, 2004 and 2005 were inadequate to cover fixed charges and preferred stock dividends by $1,432 million, $1,422 million, and $981 million, respectively.
For purposes of computing these ratios, earnings means pre-tax income (loss) from continuing operations before:
–	minority interests in consolidated subsidiaries;

–	income or loss from equity investees, adjusted to reflect actual distributions from equity investments; and

–	fixed charges;
less:
–	capitalized interest; and

–	preferred returns on consolidated subsidiaries.
Fixed charges means the sum of the following:
–	interest costs, not including interest on tax liabilities which is included in income tax expense our income statement

–	amortization of debt costs;

–	that portion of rental expense which we believe represents an interest factor; and

–	preferred stock dividends and preferred returns on consolidated subsidiaries.